OFFERS TO PURCHASE FOR CASH AT NET ASSET VALUE
               9,000,000 OF THE ISSUED AND OUTSTANDING SHARES OF

                      EATON VANCE PRIME RATE RESERVES AND

               17,500,000 OF THE ISSUED AND OUTSTANDING SHARES OF

                      EV CLASSIC SENIOR FLOATING-RATE FUND

THE EXPIRATION DATE AND THE WITHDRAWAL DEADLINE IS 12:00 MIDNIGHT EASTERN TIME,
                 ON FRIDAY, NOVEMBER 15, 1996 UNLESS EXTENDED.

To the Holders of Shares of
EATON VANCE PRIME RATE RESERVES AND EV CLASSIC SENIOR FLOATING-RATE FUND:

         As of October 18,  1996,  (the  "Commencement  Date") Eaton Vance Prime
Rate Reserves and EV Classic Senior Floating-Rate Fund (the "Funds") are offering to purchase up to 9,000,000 and 17,500,000, respectively, (the "Designated Number") of their shares of beneficial interest without par value ("Shares") for cash at a price equal to their net asset value ("NAV") as of the close of the New York Stock Exchange on November 15, 1996 (the "Initial Expiration Date"), unless extended, upon the terms and conditions set forth in these Offers to Purchase and the related Letter of Transmittal which together constitute the "Offers." The later of the Initial Expiration Date or the latest time and date to which an Offer is extended is hereinafter called the "Expiration Date." The Funds' NAVs were $9.99 and $9.97, respectively, per Share on October 11, 1996. The total cost to the Funds of purchasing the Designated Number of Shares pursuant to the Offer will be approximately 89,910,000 and 174,475,000, respectively. Any early withdrawal charge applicable to Shares tendered for purchase will be deducted from the proceeds sent to shareholders.

         If more than the Designated Number of Shares of a Fund are duly tendered prior to the Expiration Date and not withdrawn, subject to the condition that there have been no changes in the factors originally considered by the Board of Trustees when it determined to make the Offer, the relevant Fund will either (1) extend the Offer period, if necessary, and increase the number of Shares that the Fund is offering to purchase to an amount which it believes will be sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer period or (2) purchase the Designated Number (or such larger number of Shares sought) of the Shares tendered on a pro rata basis.

         Neither the Funds nor their Boards of Trustees makes any recommendation to any shareholder as to whether to tender or refrain from tendering Shares. Each Shareholder must make an independent decision whether to tender Shares and, if so, how many Shares to tender.

         No person has been authorized to make any recommendation on behalf of either Fund as to whether Shareholders should tender Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied upon as having been authorized by a Fund.

         Questions, requests for assistance and requests for additional copies of these Offers to Purchase and, if necessary, the Letter of Transmittal should be directed to Eaton Vance Prime Rate Reserves or EV Classic Senior Floating-Rate Fund, 24 Federal Street, Boston, Massachusetts 02110, telephone number 1-800-225-6265, Ext. 5.

October 18, 1996                       EATON VANCE PRIME RATE RESERVES
                                       EV CLASSIC SENIOR FLOATING-RATE FUND
                                       24 Federal Street, Boston, MA 02110

                               OFFERS TO PURCHASE

         1. Price; Number of Shares. Each Fund will, upon the terms and subject to the conditions herein purchase up to the Designated Number of its issued and outstanding Shares which are tendered and not withdrawn prior to the Expiration Date, unless it determines to accept none of them. The purchase price of the Shares will be their NAV as of the close of regular trading on the New York Stock Exchange on the Expiration Date. Each Fund reserves the right to extend or terminate its Offer (See Section 8).

         The Offers are being made to all shareholders of the Funds and are not conditioned upon any minimum number of Shares being tendered.

         If the number of Shares properly tendered prior to the Expiration Date and not withdrawn is less than or equal to the Designated Number (or such greater number of Shares as a Fund may elect to purchase pursuant to its Offer), the Fund will, upon the terms and subject to the conditions of its Offer, purchase at NAV all Shares so tendered. If more than the Designated Number are duly tendered prior to the Expiration Date and not withdrawn, subject to the condition that there have been no changes in the factors originally considered by the Board of Trustees when it determined to make the Offer, the relevant Fund will either (1) extend the Offer period, if necessary, and increase the number of Shares that the Fund is offering to purchase to an amount which it believes will be sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer period or (2) purchase the Designated Number (or such larger number of Shares sought) of the Shares tendered on a pro rata basis.

         Each Fund reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which its Offer is open by giving oral or written notice of such extension to the Depository and making a public announcement thereof. There can be no assurance, however, that a Fund will exercise its right to extend. If either Fund decides, in its sole discretion, to increase (except for any increase not in excess of 2% of the outstanding Shares) or decrease the number of Shares being sought and, at the time that notice of such increase or decrease is first published, sent or given to holders of Shares in the manner specified below, its Offer is scheduled to expire at any time earlier than the tenth business day from the date that such notice is first so published, sent or given, the Offer will be extended at least until the end of such ten business day period.

         If the Shares to be tendered are registered in the shareholder's name and the necessary documents will be completed and transmitted to the Funds' Transfer Agent by the shareholder, the procedure for tendering Shares for purchase pursuant to each Offer is set forth in the Letter of Transmittal, the provisions of which are incorporated herein by reference. A Letter of Transmittal is not required if a broker, dealer or other selling group member will be used to effect the transaction for the shareholder.

         Each Fund has been advised that none of its Trustees, officers or affiliates intends to tender any Shares pursuant to its Offer except that Eaton Vance Distributors, Inc. ("EVD") may tender any Shares that it has acquired pursuant to its distribution activities prior to the Expiration Date. The Shares are not currently traded on any established trading market. The current NAV of each Fund's Shares may be obtained by calling the Fund at the telephone number provided above.

         2. Withdrawal Rights. Tenders made pursuant to an Offer will be irrevocable. However, shareholders may withdraw Shares tendered at any time up to the Expiration Date and, if the Shares have not yet been accepted for payment by the Fund, at any time after the expiration of 40 Business Days following, and including, the Commencement Date. Business Day means any day, other than Saturday, Sunday, or a Federal holiday. A shareholder whose Shares have been purchased pursuant to this Offer may reinvest any portion or all of his tender proceeds in Shares of the same Fund on the terms and conditions set forth in the prospectus under "Eaton Vance Shareholder Services."

         3. Purpose of the Offer. The Funds do not currently believe that there is or is likely to be an active secondary market for their Shares. The Trustees of each Fund have determined that it would be in the best interest of Fund shareholders to take action to provide liquidity to shareholders and, accordingly, that the Fund should make this Offer.

         4. Source and Amount of Funds. Each Fund invests its assets in the Senior Debt Portfolio (the"Portfolio") and is expected to have cash to pay for Shares acquired pursuant to the Offers because the Portfolio has made a tender offer to each Fund in the same amounts and on the same terms as the Fund's tender offers. Accordingly, each Fund will tender a portion of its interest in the Portfolio equal in value to shares tendered pursuant to its Offer hereunder. The Portfolio does not anticipate borrowing to meet its tender offer obligations to the Funds. If, in the judgment of the Trustees of the Portfolio, sufficient assets of the Portfolio cannot readily be liquidated to pay for tendered Shares, the Portfolio may terminate its offer. If the Portfolio did so, the Funds would terminate their Offers.

         5. Certain Effects of the Offer. Although the Trustees of each Fund believe that the Offer would be beneficial to their Fund's shareholders, the acquisition of Shares by a Fund will decrease its total assets and therefore may have the effect of increasing the Fund's expense ratio. All Shares purchased pursuant to the Offer will be retired by the relevant Fund.

         6. Early Withdrawal Charge. An early withdrawal charge to recover distribution expenses will be imposed on those Shares accepted for tender the amount of which exceeds the aggregate value at the time the tender is accepted of (a) all Shares in the account purchased more than the requisite time set forth below (the "Aging Period") prior to such acceptance, (b) all Shares in the account acquired through reinvestment of distributions, and (c) the increase, if any, of value of all other Shares in the account (namely those purchased within the Aging Period) over the purchase price of such Shares. The early withdrawal charge will be paid to the Funds' principal underwriter, EVD. In determining whether an early withdrawal charge is payable, it is assumed that the acceptance of a repurchase offer would be made from the earliest purchase of Shares.

         Any early withdrawal charge which is required to be imposed on shares of Eaton Vance Prime Rate Reserves will be made in accordance with the following schedule:

         Year of Repurchase
         After Purchase       Early Withdrawal Charge
         First                        3.00%
         Second                       2.50%
         Third                        2.00%
         Fourth                       1.00%
         Fifth and following             0%

         No early withdrawal charge will be imposed on shares purchased on or after January 27, 1995 and tendered following the death of all beneficial owners of such shares, provided the redemption is requested within one year of death (a death certificate and other applicable documents may be required). No early withdrawal charge will be imposed on Fund shares sold to Eaton Vance, or its affiliates, or to their respective employees or clients. The early withdrawal charge will also be waived for shares repurchased as part of a required distribution from a tax-sheltered retirement plan, provided that the aggregate amount of such repurchase does not exceed 12% of the account balance. At the time of acceptance of the tender offer, the successor shareholder must notify the Transfer Agent either directly or through EVD that the early withdrawal charge should be waived. Such waiver, subject to confirmation of its applicability, will then be granted; otherwise, the waiver will be lost.

         For shares of EV Classic Senior Floating-Rate Fund outstanding for less than one year at the time of repurchase, an early withdrawal charge equal to 1% of the value of such shares accepted for repurchase pursuant to this tender offer will be imposed.

         Tendering shareholders may elect to receive, in lieu of cash, the proceeds from the tender of their Shares in shares of certain other open-end management investment companies in the Eaton Vance Group of Funds. Consult the relevant Fund's prospectus for eligible Eaton Vance funds. The early withdrawal charge will be waived for the Shares tendered in exchange for shares in such funds.

         The prospectus for each fund describes its investment objectives and policies as well as the contingent deferred sales charge imposed on the redemption of shares. Shareholders should obtain a prospectus and consider a fund's objectives and policies carefully before requesting an exchange. Each exchange must involve Shares which have a net asset value of at least $1,000. A shareholder may effect an exchange by completing the appropriate section of the Letter of Transmittal or by giving proper instructions to the shareholder's broker or dealer. For purposes of calculating the contingent deferred sales charge upon a subsequent redemption of shares of a fund acquired in an exchange, the purchase of such shares is deemed to have occurred at the time of the original purchase of the exchanged Fund Shares. An exchange may result in a taxable gain or loss. Although the exchange privilege has been made available as a convenience to each Fund's shareholders, neither Fund nor its Board of Trustees makes any recommendation as to whether shareholders should exchange Shares for shares of another Eaton Vance fund.

         7. Tax Consequences. The following discussion is a general summary of the federal income tax consequences of a tender of Shares pursuant to the Offers. You should consult your own tax adviser regarding the specific tax consequences, including state and local tax consequences, of such a tender to you.

         A tender of Shares pursuant to an Offer (including an exchange for shares of another Eaton Vance fund) will be a taxable transaction for federal income tax purposes. In general, the transaction should be treated as a sale or exchange of the Shares under Section 302 of the Internal Revenue Code of 1986, as amended (the "Code"), if the tender (i) completely terminates the shareholder's interest in a Fund, (ii) is treated as a distribution that is "substantially disproportionate" or (iii) is treated as a distribution that is "not essentially equivalent to a dividend." A complete termination of the shareholder's interest generally requires that the shareholder dispose of all Shares directly owned or attributed to him under Section 318 of the Code. A "substantially disproportionate" distribution generally requires a reduction of at least 20% in the shareholder's proportionate interest in a Fund after all Shares are tendered. A distribution "not essentially equivalent to a dividend" requires that there be a "meaningful reduction" in the shareholder's interest, which should be the case if the shareholder has a minimal interest in the Fund, exercises no control over Fund affairs and suffers a reduction in his or her proportionate interest.

         Each Fund intends to take the position that tendering shareholders will qualify for sale or exchange treatment. If the transaction is treated as a sale or exchange for tax purposes, any gain or loss recognized will be treated as a capital gain or loss by shareholders who hold their Shares as a capital asset and as a long-term capital gain or loss if such Shares have been held for more than one year. The current maximum tax rates on ordinary income and long-term capital gains are the same.

         If the transaction is not treated as a sale or exchange, the amount received upon a sale of Shares may consist in whole or in part of ordinary dividend income, a return of capital or capital gain, depending on the Fund's earnings and profits for its taxable year and the shareholder's tax basis in the Shares. In addition, if any amounts received are treated as a dividend to tendering shareholders, a constructive dividend under Section 305 of the Code may be received by non-tendering shareholders whose proportionate interest in the Fund has been increased as a result of the tender.

         Each Fund or its agent could be required to withhold 31% of gross proceeds paid to a shareholder or other payee pursuant to its Offer if (a) it has not been provided with the shareholder's taxpayer identification number
(which, for an individual, is usually the social security number) and certification under penalties of perjury (i) that such number is correct and
(ii) that the shareholder is not subject to withholding as a result of failure to report all interest and dividend income or (b) the Internal Revenue Service

(IRS) or a broker notifies the Fund that the number provided is incorrect or withholding is applicable for other reasons. Backup withholding does not apply to certain payments that are exempt from information reporting or are made to exempt payees, such as corporations. Foreign shareholders are required to provide the relevant Fund with a completed IRS Form W-8 to avoid 31% withholding on payments received on a sale or exchange. Foreign shareholders may be subject to withholding of 30% (or a lower treaty rate) on any portion of payments received that is deemed to constitute a dividend.

         8. Extension of Tender Period; Termination; Amendment. Each Fund reserves the right, at any time and from time to time, to extend the period of time during which its Offer is pending by making a public announcement thereof. In the event that a Fund so elects to extend the tender period, the NAV for the Shares tendered will be determined as of the close of regular trading on the New York Stock Exchange on the Expiration Date, as extended. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. Each Fund also reserves the right, at any time and from time to time up to and including the Expiration Date, to (a) terminate its Offer and not to purchase or pay for any Shares, and (b) amend the Offer in any respect by making a public announcement. Such public announcement will be issued no later than 9:00 a.m. New York City Time, on the next Business day after the previously scheduled Expiration Date and will disclose the approximate number of Shares tendered as of that date. Without limiting the manner in which a Fund may choose to make a public announcement of extension, termination or amendment, except as provided by applicable law, the Fund shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a release to the Dow Jones News Service.

         Each Fund reserves the right to terminate its Offer for any of the following reasons:

(i) the Fund would not able to liquidate the requisite portion of its interest in the Portfolio and/or such liquidation would have an adverse effect on the net asset value of the Fund to the detriment of the nontendering Fund shareholders; (ii) the Fund's income would be taxed at the Fund level in addition to the taxation of shareholders who receive dividends and distributions from the Fund as a result of the Fund being deemed a taxable entity occasioned by the impairment of the Fund's status as a regulated investment company under the Code; or (iii) there exists (a) a limitation imposed by federal or state authorities on the extension of credit by lenders which affects the Fund, the Borrowers of Loans in which the Portfolio holds Loan Interests or the Intermediate Participants, (b) a banking moratorium declared by federal or state authorities or any suspension of payments by banks in the United States, (c) a legal action or proceeding instituted or threatened which materially adversely affects the Fund, (d) a legal action or proceeding instituted or threatened which challenges such purchase, (e) an international or national calamity, such as commencement of war or armed hostilities, which directly or indirectly involves the United States, or (f) an event or condition not listed herein which would materially adversely affect the Fund if the tendered shares are purchased.

         9. Contracts and Relationships With Affiliates. The Portfolio currently is a party to an Investment Advisory Contract with Boston Management and Research ("BMR"), its investment adviser. The Portfolio pays to BMR an advisory fee on an annual basis (payable monthly) of (a) .95% of average daily gross assets of the Portfolio up to and including $1 billion; (b) .90% of average daily gross assets in excess of $1 billion up to and including $2 billion; and
(c) .85% of average daily gross assets in excess of $2 billion. An administration fee is paid to Eaton Vance Management ("EVM") by each Fund and is equal to .25% annually of daily gross assets of the Portfolio attributable to a Fund. EVM is a wholly-owned subsidiary of Eaton Vance Corp. and BMR is a wholly-owned subsidiary of EVM. EV Classic Senior Floating-Rate Fund also pays Eaton Vance Distributors, Inc. (a wholly-owned subsidiary of EVM), a service fee of .15% of average daily net assets of such Fund.

                         SELECTED FINANCIAL INFORMATION

                                      EATON VANCE PRIME RATE RESERVES*

RESULTS OF OPERATIONS
         For the periods:                January 1, 1996 to
                                         to June 30, 1996      January 1, 1995 to        January 1, 1994 to
                                         (Unaudited)           December 31, 1995**      December 31, 1994 **
                                         -----------           --------------------      --------------------

    Investment Income                    $   52,300,224        $   74,746,892            $  49,297,808
    Expenses                             $    8,942,259        $   13,112,744            $  11,601,914
                                        --------------        --------------            -------------
      Net Investment Income              $   43,357,965        $   61,634,148            $  37,695,894
                                         ==============        ==============            =============

STATEMENT OF ASSETS AND LIABILITIES

                                         June 30, 1996
                                         (Unaudited)           December 31, 1995         December 31, 1994
                                         -----------           -----------------         -----------------

    Assets                               $1,402,376,666        $1,097,357,520           $ 639,320,838
    Liabilities                          $    4,832,526        $    5,171,182           $  27,733,320
                                         --------------        ---------------           -------------
      Net Assets                         $1,397,544,140        $1,092,186,338           $ 611,587,518
                                         ==============        ==============           =============

    Net Assets Consist of
    Paid-in Capital                      $1,404,215,420        $1,096,599,207           $ 614,489,902
    Undistributed Net
      Investment Income                  $       16,311        $       25,474           $      21,700
    Accumulated Net Realized
      Gain / (Loss) on Investments       $    4,236,245        $    4,511,664           $  (3,626,938)
    Accumulated Distributions from
      Net Realized Gain on Investments   $   (4,514,779)       $   (4,514,779)          $  (2,266,346)
    Unrealized Gain / (Loss) on
      Investments                        $   (6,409,057)       $   (4,435,228)          $   2,969,200
                                         --------------        --------------           -------------
      Net Assets                         $1,397,544,140        $1,092,186,338           $ 611,587,518
                                         ==============        ==============           =============

PER SHARE DATA
      Investment Income                  $       0.4148        $       0.9331           $      0.7802
      Net Investment Income              $       0.3439        $       0.7694           $      0.5966
      Net Asset Value                    $         9.99        $        10.01           $       10.02

  Sales in last 40 Business
      Days of Period (all at
      Net Asset Value next
      determined after receipt) to:
         Trustees, Officers, Affiliates $             0        $            0           $           0
         Public                         $    82,413,496        $  108,629,512           $  20,875,840
         Total                          $    82,413,496        $   08,629,512           $  20,875,840

SHARES ISSUED AND OUTSTANDING           $   139,857,584        $  109,108,012           $  61,040,057

* For more complete financial information, a copy of the Fund's most recently published Semi-Annual and Annual Reports can be obtained free of charge from Eaton Vance Distributors, Inc., telephone number 1-800-225-6265, Ext.1 (copies of which have been filed as exhibits to the Schedule 13E-4 filed with the Securities and Exchange Commission).
** Based on audited figures for the fiscal years ended December 31, 1995 and December 31, 1994.

                         SELECTED FINANCIAL INFORMATION

                                  EV CLASSIC SENIOR FLOATING-RATE FUND*

RESULTS OF OPERATIONS
  For the period:                           January 1, 1996
                                            to June 30, 1996      February 24, 1995 to
                                            (Unaudited)           December 31, 1995**
                                            -----------           --------------------

      Investment Income                     $  30,488,139         $ 15,694,122
      Expenses                              $   5,759,375         $  2,990,161
                                            -------------         ------------
         Net Investment Income              $  24,728,764         $ 12,703,961
                                            =============         ============

STATEMENT OF ASSETS AND LIABILITIES

                                            June 30, 1996
                                            (Unaudited)           December 31, 1995
                                            -----------           -----------------

      Assets                                $ 970,987,380         $ 502,041,940
      Liabilities                           $   1,560,302         $   1,011,320
                                            -------------         -------------
          Net Assets                        $ 969,427,078         $ 501,030,620
                                            =============         =============

      Net Assets Consist of
      Paid-in Capital                       $ 970,651,333         $ 501,051,020
      Undistributed Net
         Investment Income                  $     146,968         $      30,204
      Accumulated Net Realized
         Gain / (Loss) on Investments       $    (105,601)        $      66,856
      Accumulated Distributions from
         Net Realized Gain on Investments   $     (66,856)        $     (66,856)
      Unrealized Gain / (Loss) on
         Investments                        $  (1,198,766)        $     (50,604)
                                            -------------         -------------
         Net Assets                         $ 969,427,078         $ 501,030,620
                                            =============         =============

PER SHARE DATA
      Investment Income                     $       0.413         $       0.783
      Net Investment Income                 $       0.335         $       0.634
      Net Asset Value                       $        9.97         $        9.99
   Sales in last 40 Business
      Days of Period (all at
      Net Asset Value next
      determined after receipt) to:
        Trustees, Officers, Affiliates      $           0         $           0
        Public                              $ 145,343,281         $ 133,826,741
        Total                               $ 145,343,281         $ 133,826,741
SHARES ISSUED AND OUTSTANDING               $  97,195,988         $  50,152,318

* For more complete financial information, a copy of the Fund's most recently published Semi-Annual and Annual Reports can be obtained free of charge from Eaton Vance Distributors, Inc., telephone number 1-800-225-6265, Ext.1 (copies of which have been filed as exhibits to the Schedule 13E-4 filed with the Securities and Exchange Commission).
** Based on audited figures for the fiscal year ended December 31, 1995.